UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 00-30747
CUSIP NUMBER: 31983B101

(Check one):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q	☐ Form 10D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Community National Bank 401(k) Profit Sharing Plan
Full Name of Registrant

Former Name if Applicable

401 West “A” Street
Address of Principal Executive Office (Street and Number)

San Diego, CA 92101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the plan administrator’s failure to provide requested information in a timely manner, the Plan was unable to complete the compilation and delivery of the documentation required by its independent registered public accounting firm to complete the annual audit by the filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jeffrey Krumpoch	714	674-5363
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

Community National Bank

401(k) Profit Sharing Plan

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 26, 2009	By:	/s/ Jeffrey Krumpoch
Jeffrey Krumpoch
Authorized Signer 401(K) Plan Committee

The 401(k) Committee

Pacwest Bancorp

We will be unable to complete the audit of Community National Bank 401(k) Profit Sharing Plan as of and for the year ended December 31, 2008 by the filing deadline due to the plan administrator’s failure to provide requested information in a timely manner.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

June 24, 2009

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1954

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 | Fax: 949-222-2989

Los Angeles Newport Beach San Diego Cayman Islands